Community Ventures
A California Non-Profit Public Benefit Corporation

Financial Statements and Independent Auditor's Report
December 31, 2015 and 2014

COMMUNITY VENTURES

TABLE OF CONTENTS



To the Board of Directors of
Community Ventures
Fremont, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Community Ventures (a nonprofit public benefit corporation), which comprise the statements of financial position as of December 31, 2015 and 2014, and the related statements of activities, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Ventures as of December 31, 2015 and 2014, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedules of functional expenses on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 5, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COMMUNITY VENTURES
STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 57,805	$ 121,864
Security deposit	3,325	3,325
Total Current Assets	61,130	125,189
TOTAL ASSETS	$ 61,130	$ 125,189
LIABILITIES AND NET ASSETS		
Current Liabilities:		
Related party payable	$ -	$ 44,576
Accounts payable and accrued expenses	421	3,234
Total Liabilities	421	47,810
Net Assets:		
Unrestricted	60,709	77,379
Total Net Assets	60,709	77,379
TOTAL LIABILITIES AND NET ASSETS	$ 61,130	$ 125,189

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

COMMUNITY VENTURES
STATEMENTS OF ACTIVITIES
For the years ended December 31, 2015 and 2014

	2015	2014
Revenues and Support:		
Grant revenue	$ 67,590	$ 266,028
Donor contributions	38,193	64,752
Miscellaneous revenue	1,232	102
Rental revenue	200	3,350
Program service fees	-	16,822
Consulting revenue	-	5,133
Ticket sales	-	3,565
Total Revenues and Support	107,215	359,752
Expenses:		
Program services	113,495	411,521
Supporting services:		
Management and general	10,310	58,970
Fundraising	80	-
Total Expenses	123,885	470,491
Change in unrestricted net assets	(16,670)	(110,739)
Unrestricted net assets at beginning of year	77,379	188,118
Unrestricted net assets at end of year	$ 60,709	$ 77,379

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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COMMUNITY VENTURES
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in net assets	$ (16,670)	$ (110,739)
Adjustments to reconcile change in net assets to net cash used in operating activities:		
Increase in security deposit	-	(3,325)
Decrease in accounts receivable	-	2,400
Decrease in loan receivable	-	6,501
Decrease in accounts payable and accrued expenses	(2,813)	(426)
Net cash used in operating activities	(19,483)	(105,589)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds/(repayment) of related party payable	(44,576)	44,576
Net cash (used in) provided by financing activities	(44,576)	44,576
Net decrease in cash and cash equivalents	(64,059)	(61,013)
Cash and cash equivalents at beginning of year	121,864	182,877
Cash and cash equivalents at end of year	$ 57,805	$ 121,864
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 12	14

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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NOTE 1: NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Community Ventures (the "Organization") is a non-profit public benefit corporation organized on November 15, 2008. The Organization's mission is to promote principles and policies for community economic development through the support of locally owned small businesses that are rooted in and dedicated to the communities where they are located and that prevent leakage of local dollars.

Financial Statement Presentation

The financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Organization is required to report information regarding its financial position and activities according to three classes of net assets: unrestricted net assets, temporarily restricted net assets, and permanently restricted net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Organization considers cash deposits, money market funds, and financial instruments with an original maturity of three months or less to be cash equivalents. The Organization holds cash and cash equivalents with FDIC insured financial banks and the Organization assesses its cash and cash equivalents to ensure funds do not exceed FDIC insured amounts.

Grants and Pledges Receivable

Receivables, representing amounts due from grantors and contributions pledged by donors, are stated at amounts estimated by management to be the net realizable value. The Organization periodically evaluates the collectability of accounts receivable and establishes a reserve for uncollectible accounts based on an evaluation of the specific unpaid account balances.

Property and Equipment

Acquisitions of assets in excess of $500 are capitalized at cost. Property and equipment is depreciated using the straight-line method over the assets estimated useful life. Donations of property and equipment are recorded as support at their estimated fair value. Such donations are reported as unrestricted support unless the donor has restricted the donated asset to a specific purpose. Assets donated with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment must be reported as restricted support.

Absent donor stipulations regarding how long those donated assets must be maintained, the Organization reports expirations of donor restrictions when the donated or acquired assets are placed in service as instructed by the donor. The Organization reclassifies temporarily restricted net assets to unrestricted net assets at that time.

Contributions

The Organization accounts for contributions in accordance with generally accepted accounting principles (GAAP), where contributions received are recorded as unrestricted, temporarily restricted, or permanently restricted support depending on the existence and/or nature of any donor restrictions. When a restriction expires, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the statement of activities as satisfaction of program restrictions. Contributions with restrictions met in the same reporting period received are classified as unrestricted. All contributions are considered to be available for unrestricted use unless specifically restricted by the donor. Pledges for contributions are recorded as received and allowances are provided for pledges estimated to be uncollectible.

Contributed Services and Other In-Kind Contributions

Contributed services are recorded if they (a) create or enhance nonfinancial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by the Organization. A number of volunteers have contributed significant amounts of their time in the Organization's program services, but are not recognized as contributions in the financial statement because they do not meet the aforementioned criteria. For the years ended December 31, 2015 and 2014 there were no in-kind contributions.

Functional Allocation of Expenses

The costs of providing the various programs and services have been summarized on a functional basis in the statement of activities. Accordingly, certain costs have been allocated among the program services and supporting services.

Income Tax

No provision has been made for income taxes, since the Organization is exempt from Federal income tax pursuant to Internal Revenue Code Section 501(c)(3). There was no unrelated business taxable income during the year.

The Organization has not recognized any cumulative adjustment relating to the adoption of FASB ASC Income Tax Topic, nor are there any unrecognized tax benefits to be disclosed as December 31, 2015. Uncertainty in income taxes for a not-for-profit organization would include the status of its exemption from taxes, status of filings in local jurisdictions, and unrelated business income, if any. The past three years tax returns remain subject to examination by the Internal Revenue Service.

NOTE 2: FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

NOTE 3: RELATED PARTY TRANSACTIONS

On December 31, 2014 the Organization terminated its fiscal sponsorship agreement with Sustainable Economies Law Center (SELC). As part of the transition agreement the Organization was to transfer all money owed to or held for SELC. The balance of funds payable to SELC as of December 31, 2015 and 2014 were $0 and $44,576, respectively. For the year ended December 31, 2015, the Organization made payments to SELC totaling $52,088. In addition, the Organization terminated employment of all employees working on the SELC program.

During 2015, the Organization terminated its contract with its previous management company and contracted with its Board President to provide management services for the Organization. For the year ended December 31, 2015, management fees paid to the Board President totaled $3,000.

NOTE 4: OPERATING LEASE

The Organization leased office space at 2323 Broadway, Oakland, California. The Organization's lease began on May 19, 2014 and was transferred to SELC on December 31, 2014. The monthly rent payment was $3,325, for the years ended December 31, 2015 and 2014 occupancy expense totaled $0 and $20,744, respectively.

NOTE 5: CONCENTRATIONS

The Organization received three grants that represented over 10% of total revenues for the year ended December 31, 2015, each representing a concentration risk, which were approximately 46%, 22%, and 13% of total revenues. The Organization received two grants that represented over 10% of total revenues for the year ended December 31, 2014, each representing a concentration risk, which were approximately 38% and 14% of total revenues.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Organization has received grants for specific purposes that are subject to review and audit by grantor agencies. Such audits may result in grantor agencies requiring a reimbursement from the Organization for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

NOTE 7: SUBSEQUENT EVENTS

Debt Issuance

Commencing in 2016 and through January 2017, the Organization conducted a Regulation CF offering in which it raised $385,479 through the issuance of debt instruments.

Management's Evaluation

Management of the Organization has evaluated events and transactions that occurred after the balance sheet date through January 5, 2017, the date the financial statements were available to be issued, and has determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

COMMUNITY VENTURES
SUPPLEMENTAL SCHEDULE OF FUNCTIONAL EXPENSES
For the year ended December 31, 2015

	Program Services	Supporting Services: Management and General	Supporting Services: Fundraising	Total 2015
Program contractors	$ 85,907	$ -	$ -	$ 85,907
Grant expense	24,292	-	-	24,292
Professional fees	-	10,298	-	10,298
Insurance	1,064	-	-	1,064
Payroll taxes	710	-	-	710
Travel expenses	538	-	-	538
Bank fees	533	-	-	533
Web service expense	339	-	-	339
Advertising	-	-	80	80
Payroll processing fees	78	-	-	78
Office supplies	19	12	-	31
Postage and shipping	15	-	-	15
	$ 113,495	$ 10,310	$ 80	$ 123,885

COMMUNITY VENTURES
SUPPLEMENTAL SCHEDULE OF FUNCTIONAL EXPENSES
For the year ended December 31, 2014

	Program Services	Supporting Services Management and General	Total 2014
Salaries	$ 243,941	$ 27,105	$ 271,046
Grant expense	46,754	-	46,754
Payroll taxes	20,843	2,316	23,159
Program contractors	22,284	-	22,284
Occupancy expense	18,670	2,074	20,744
Travel expenses	14,316	-	14,316
Professional fees	1,500	10,294	11,794
Management fees	-	8,333	8,333
Benefits	5,959	662	6,621
Bad debt expense	6,500	-	6,500
Fees and licenses	45	6,228	6,273
Meals	6,021	-	6,021
Event expense	5,786	-	5,786
Insurance	4,271	984	5,255
Web service expense	4,533	-	4,533
Conferences	2,168	-	2,168
Office expenses	1,694	293	1,987
Office supplies	1,217	667	1,884
Printing and publications	1,562	-	1,562
Payroll processing fees	1,274	-	1,274
Bank fees	1,047	-	1,047
Postage and shipping	386	-	386
Membership expense	384	-	384
Fines and penalties	275	-	275
Telephone	91	-	91
Interest expense	-	14	14
	$ 411,521	$ 58,970	$ 470,491